UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GARMIN LTD.

(Exact name of registrant as specified in its charter)

Switzerland	0-31983	98-0229227
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Mühlentalstrasse 2

8200 Schaffhausen

Switzerland

(Address of principal executive offices)	(Zip Code)

Andrew R. Etkind, +41 52 630 1600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Garmin Ltd. ("Garmin") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Garmin is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.02	Garmin Ltd. Conflict Minerals Report for the Year Ended December 31, 2013

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GARMIN LTD.

/s/ Andrew R. Etkind
Date: June 2, 2014	Andrew R. Etkind
Vice President, General Counsel and
Corporate Secretary

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